Exhibit 99.1

JOINT PRESS RELEASE

INTESA SANPAOLO AND CREDIT AGRICOLE SA SIGN THE CONTRACT FOR THE WINDING UP OF THE CAAM SGR JOINT VENTURE

Turin, Milan, Paris, 19th March 2007 – Intesa Sanpaolo S.p.A. and Crédit Agricole S.A. today have agreed that CAAM SGR, their joint-venture in the asset management activities in Italy, will be unwound with both parties exercising their respective option and the purchase by Intesa Sanpaolo of the activities attributable to the 65% of Nextra Investment Management sold by Banca Intesa to Crédit Agricole in December 2005. The repurchase consideration will be of approximately 800 million euro - corresponding to the price of the sale transaction in December 2005 net of the amount resulting from the sale to Crédit Agricole of the mutual funds dedicated to the Cariparma network and the real estate funds - less the dividends received in the meantime by the Crédit Agricole Group plus the cost of equity accrued during the period (calculated applying a 9% interest rate on 815.8 million euro, the price of the previous sale transaction). The finalisation of the transaction is expected by year-end and is subject to relevant authorisation and the completion of the last branch sale to Crédit Agricole scheduled on 1st July 2007.

All the above is in accordance with both the disclosures made in the press releases issued by Banca Intesa and Crédit Agricole on 11th October 2006 and in the joint press release of Intesa Sanpaolo and Crédit Agricole dated 24th January 2007 and the decision of the Italian Competition Authority “AGCM” issued on 20th December 2006.

Intesa Sanpaolo
Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investor.relations@intesasanpaolo.com	stampa@intesasanpaolo.com

www.intesasanpaolo.com

Crédit Agricole S.A.	M: Communications
Alain Berry - Tel: +33 (0) 1 43 23 59 44	Louise Tingström - Tel: +44 (0) 20 7153 1537
Anne-Sophie Gentil – Tel: +33 (0) 1 43 23 37 51	Mob: +44 (0) 789 906 6995

Cautionary Statement for Purposes of the “Safe Harbor” Provision of the United States Private Securities Litigation Reform Act of 1995.  The Private Securities Litigation reform Act of 1995 provides a “safe harbor” for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management’s current views with respect to certain future events.  The Intesa Sanpaolo Group’s ability to achieve its projected results is dependant on many factors which are outside of management’s control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Group’s actual results to differ materially from those projected or implied in any forward-looking statements:

•             the Group’s ability to successfully integrate the employees, products, services and systems of the merger of Intesa S.p.A. and Sanpaolo IMI S.p.A. as well as other recent mergers and acquisitions;

•             the impact of regulatory decisions and changes in the regulatory environment;

•             the impact of political and economic developments in Italy and other countries in which the Group operates;

•             the impact of fluctuations in currency exchange and interest rates; and

•             the Group’s ability to achieve the expected return on the investments and capital expenditures it has made it Italy and in foreign countries.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.